

16014869

JG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 66745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keane Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Avenue, Suite 905
(No. and Street)

New York	New York	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa Steinrock (646) 770-9207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

751 Arbor Way, Suite 200	Blue Bell	Pennsylvania	19422
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

aub

OATH OR AFFIRMATION

I, Melissa Steinrock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keane Financial, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Jennifer Marie DiFato
Notary Public, State of New York
Registration #01DI6294553
Qualified in Queens County
Commission Expires December 23, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Keane Financial, LLC
New York, New York

We have audited the accompanying statement of financial condition of Keane Financial, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keane Financial, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Blue Bell, Pennsylvania
March 11, 2016

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Statement of Financial Condition

December 31, 2015	
Assets	
Cash segregated under Federal and other regulations	$10,800,000
Cash and cash equivalents	672,003
Due from Parent	202,312
Other assets	1,838
	$11,676,153
Liabilities and Member's Equity	
Liabilities:	
Outstanding checks due to customers	$10,362,910
Accrued expenses and other liabilities	539,316
Due to Parent	150,696
Total Liabilities	11,052,922
Commitments (Notes 3 and 6)	
Member's Equity	623,231
	$11,676,153

See accompanying notes to financial statements.

Notes to Financial Statements

1. Business

Keane Financial, LLC ("Company"), is engaged in assisting transfer agents or issuers, who contract with Venio LLC, the Company's indirect parent ("Venio"), to locate inactive, deceased, untendered or lost security holders and encouraging the security holders (or their estate fiduciaries, legatees, heirs at law or other entitled parties) to exchange or tender their shares. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of Keane UPRR, LLC (the "Parent"), which is a wholly owned subsidiary of Venio.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of 90 days or less when purchased as cash equivalents.

Concentrations of Credit Risk

Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Management believes that it limits its credit exposure by placing its temporary cash investments in, what it believes to be, high credit quality institutions.

Revenue Recognition

From January through May 2015, the Company recognized processing fee revenue from the recovery of unclaimed securities when it received the proceeds from the sale of liquidated shares on behalf of the beneficial owner or representative. At this stage of the process, the services required by the Company had been performed, the fee was determinable as a stated percentage of the account balance, the shareholder or claimant had agreed to pay the fee set forth in the documentation, and collectability was reasonably assured. From June through December 2015, the Company recognized revenue from its services as provided to the Parent under the terms of its Brokerage Service Agreement. For the year ended December 31, 2015, the processing fee income earned by the Company totaled $9,187,294. From January through May, 2015, the Company assumed responsibility for payment of revenue sharing agreements between the Parent (or other affiliates), and certain transfer agents, that it believes are critical in assisting the Company in growing and maintaining its revenue base. As part of these arrangements, the Parent is party to revenue sharing agreements with certain transfer agents that require it to share up to 50% of the revenue earned in connection with the agreement. Because revenue was recognized by the Company during January through May, these revenue sharing costs were recorded by it as an offset to the Company's gross revenues in the statement of operations. During the year ended December 31, 2015, the Company recorded $2,535,367 of revenue share.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as the Company is a disregarded entity for income tax purposes. The ultimate responsibility for the provision of income taxes is with Keane Holdings Inc., the parent company of Venio Holdings Corp. and its wholly owned subsidiary Venio, the 100% owner of the Parent.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2015, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2015, the Company had regulatory net capital of $419,081 and a regulatory net capital requirement of $250,000. The regulatory net capital ratio was 1.64 to 1 at December 31, 2015.

4. Cash Segregated Under Federal and Other Regulations

Cash of $10,800,000 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), Venio provides certain administrative, operating and other services whose costs are allocated to the Company. During the year ended December 31, 2015, the Company reimbursed Venio $1,754,017. Venio also pays expenses of or attributable to the Company under the Agreement and the Company reimburses Venio. During the year-ended December 31, 2015, expenses paid by Venio on behalf of the Company amounted to $1,743,065, of which $150,696 is due to Venio and is included in the statement of financial condition as of December 31, 2015.

Under a written Brokerage Service Agreement which took effect on June 1, 2015, the Company provides such services as are necessary for Venio to fulfill the obligations of its agreement with shareholders or legal claimants. These services may include, but not be limited to, performing quality control checks to ensure transfer instructions are complete and accurate; providing Medallion Signature Guarantees on shareholder or legal claimant transfer instructions; delivering instructions to transfer agents; facilitating the re-registration or transfer of shares with the appropriate transfer agent; engaging a third-party clearing broker and delivering instructions to electronically transfer shares into the Company's omnibus account with the clearing broker; providing trade instructions to a clearing broker; and taking receipt of sale proceeds, re-issued dividends and proceeds that represent only Venio's fee in the Company's cash account; segregating Venio's fees from customer funds and delivering the fees to Venio on a recurring basis; issuing checks to shareholders or legal claimants; addressing complaints arising out of the liquidation of shares and processing requests for refunds, buy-backs of shares; and issuing Form 1099 statements to shareholders and legal claimants for all sales of shares executed by the Company. During the year ended December 31, 2015, the Company charged Venio $1,547,273 in brokerage service fees of which $198,998 is included in Due from Parent in the statement of financial condition as of December 31, 2015.

6. Lease Commitment

The Company shares the office space as a joint tenant with an affiliate under a sublease agreement with its Parent expiring in 2019. The Company's share of the future minimum annual rental payments, excluding other rent-related expenses, approximates:

Year ending December 31,		
2016	$	179,300
2017		184,700
2018		190,200
2019		80,200
	$	634,400

The Company's share of rent expense for the year ended December 31, 2015 was $176,428. In addition, the Company had other rent-related expenses amounting to $37,855.

7. Member's Equity

The Company has 1,000 authorized membership units all of which are owned by Keane UPRR, LLC.

8. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 11, 2016, the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Financial Statements and Supplemental Information
(Confidential Pursuant to Rule 17a-5(e)(3))
Year Ended December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.